Exhibit 99.1

Longwei Petroleum Investment Holding Limited



Confidential

October 1, 2009

Forward Looking Statements

Statements contained in this presentation may be considered "forward-looking statements" within the meaning of U.S. federal securities laws. The matters discussed herein are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties including such risks and factors described in presentation prepared by Longwei Petroleum Investment Holding Ltd. (the "Longwei" or "Company") management. Such forward-looking statements speak only as of the date on which they are made and Longwei does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of the presentation.

Executive Summary

- Longwei Petroleum Investment Holding Limited, a Colorado corporation, is one of the leading distributors/wholesalers of diesel, gasoline, kerosene and fuel oils in Taiyuan City, the capital of and largest city in Shanxi Province, Peoples Republic of China (P.R.C.).


Shanxi Province

- The Company's operating subsidiary, Taiyuan Longwei, was founded in China in 1995 and is fully licensed to operate as a Finish Oil Distributor/Wholesaler in the Shanxi, Province.

- Longwei purchases diesel, gasoline, fuel oils and kerosene from oil refineries and other Chinese suppliers with whom the Company has had long lasting business relations. In the fiscal year ended June 30, 2008 (FY2008), the Company's four largest suppliers accounted for approximately 60% of its total purchases.

- The Company's customer list includes a diversified grouping of primary fuel users.

Diesel, Gasoline, Kerosene and Fuel Oils Customers	Approx. Percent of FY 2008 Revenues
Coal plants and other power supply customers	35%
"Large-scale" gas stations located in Taiyuan City, Shanxi Province	55%
Small, independent gas stations located in Taiyuan City, Shanxi Province	10%

Executive Summary (cont.)

- Longwei currently owns and operates an ISO9000 certified state-of-the-art fuel storage facility and 14 storage tanks with a total capacity of 50,000 metric tons (mt) at Taiyuan City. In addition, the Company also owns a rail system to transport its products to customers.

- Longwei Petroleum Investment Holding Limited was incorporated under the laws of the State of Colorado in 2000 under the name Tabatha II, Inc. and conducted no business operations until October 16, 2007, when it acquired the business of Longwei in a "reverse merger" transaction.

- The Company has 40 employees, including three management personnel.


Longwei Front Gate


Storage Units

Investment Highlights

- **Longwei is well positioned to benefit from strong projected growth in demand for refined petroleum products in China**

    Per capita consumption of diesel, gasoline and other refined petroleum products is expected to continue to grow strongly throughout the Peoples Republic of China, including Taiyuan City, Shanxi Province, due to a number of factors, including increased demand for power supply and significant projected increases in per capital motor vehicle ownership and continued strong economic growth.

    Per capita car ownership in China is projected to increase from 13 cars per 1,000 people in 2006 to an estimated 28 cars per 1,000 people in 2010.

    The China Association of Automobile Manufacturers (CAAM) announced that automobile sales in China of domestically manufactured automobiles totaled 1.09 million in July 2009, an increase of almost 64% compared to the same period last year. CAAM also stated that it was the fifth month in a row that auto sales exceeded one million units.



China's ratio of car ownership per 1,000 people

Source: Autoinfo.gov.cn, Haitong Securities

Investment Highlights

- **Longwei has a strong competitive position in Shanxi Province**

  Longwei has been granted a Finish Oil Wholesale license by the P.R.C. which allows the Company to purchase refined petroleum products directly from refineries in China. In addition, Longwei has a license for Dangerous Chemical Products Business which allows the Company to transport gasoline and diesel oil products. The Company believes that such licenses are difficult to obtain and limit new entrants into its business.

  In addition, the Company's ownership of its own storage facilities with 50,000 mt (An additional 70,000 mt to come online in January 2010) of capacity provides it with a significant competitive advantage against other fuel oil distributors/wholesalers in Shanxi Province, most of whom do not have their own storage facilities.

Investment Highlights

- **Strong historical revenue growth**

Compounded Annual Growth	Fiscal Year '05 - '08	Fiscal Year '07 - '08
Petroleum Products Sales Volume	50.1%	57.5%
Petroleum Products Revenue	65.8%	56.0%
Total Revenues	52.1%	53.4%

Sales growth attributed to:
- strong economic growth in the Shanxi Province
- increased demand for diesel and gasoline
- increased prices for diesel, gasoline, fuel oils and kerosene

Investment Highlights

- **Strong profit margins**

Summary Operating Results (US$ in Millions)	Fiscal Year Ended June 30				
	2005 (audited)	2006 (audited)	2007 (audited)	2008 (audited)	2009 (unaudited)
Total Revenues	$40.9	$93.1	$93.8	$143.8	$196.8
Percent Change	na	127.6%	0.8%	53.3%	36.9%
Gross Profit	$12.7	$22.3	$18.2	$37.0	$40.7
Profit Margin	31.1%	24.0%	19.4%	25.7%	20.7%
EBITDA	$12.6	$22.2	$18.1	$30.7	$35.9
EBITDA Margin	30.8%	23.8%	19.3%	21.3%	18.2%
Operating Profit	$12.3	$21.8	$17.7	$31.2	$35.5
Operating Profit Margin	30.1%	23.4%	18.9%	21.7%	18.0%
Net Income	$8.3	$14.7	$12.0	$20.7	$23.9
Net Income Margin	20.3%	15.8%	12.8%	14.4%	12.1%
Earnings per Share	$0.12	$0.21	$0.17	$0.28	$0.31

- Net income increased in FY 2008 due to (1) an increase in gross profit due to an increase in total revenues (due to a strong increase in demand for fuel products) and increases in gross margins on both a per gallon and percentage basis (primarily due to decreases in costs of good sold), which were offset by (2) an increase in operating expenses due to an increase in repair and maintenance expenses, professional fees, and salaries.

- Net income decreased in FY 2007 due to (1) a decrease in total revenues, primarily as a result of (i) a decrease in diesel revenues due to decreased sales at certain customer gas stations located on major truck routes that were disrupted in FY 2007 due to construction, and (ii) a decrease in agency fees, and (2) a decrease in gross profit, primarily due to (i) a decrease in diesel and gasoline margins on both a per gallon and percentage basis as a result of increases in costs of sales, and (ii) a decrease in agency gross margins.

Investment Highlights

Artistic drawing of proposed new plant and storage tank facility in Gujiao City, Shanxi Province



Investment Highlights

- Strong projected growth in revenues and profitability as the construction of the new storage tanks in Gujiao City is expected to approximately double the Company's storage capacity and revenues beginning in FY 2010.

Summary Operating Results (US$ in Millions)	2005 (audited)	2006 (audited)	2007 (audited)	2008 (audited)	2009 (unaudited)	2010 (a) (projected)	2011 (projected)
				Fiscal Year Ended June 30			
Total Revenues	$40.9	$93.1	$93.8	$143.8	$196.8	$258.5	$449.3
Percent Change	na	127.6%	0.8%	53.3%	36.9%	31.4%	128.3%
Gross Profit	$12.7	$22.3	$18.2	$37.0	$40.7	$49.5	$104.5
Profit Margin	31.1%	24.0%	19.4%	25.7%	20.7%	19.1%	23.3%
EBITDA	$12.6	$22.2	$18.1	$30.7	$35.9	$47.4	$102.0
EBITDA Margin	30.8%	23.8%	19.3%	21.3%	18.2%	18.3%	22.7%
Operating Profit	$12.3	$21.8	$17.7	$31.2	$35.5	$46.0	$100.6
Operating Profit Margin	30.1%	23.4%	18.9%	21.7%	18.0%	17.8%	22.4%
Net Income	$8.3	$14.7	$12.0	$20.7	$23.9	$31.0	$75.6
Net Income Margin	20.3%	15.8%	12.8%	14.4%	12.1%	12.0%	16.8%
Earnings per Share	$0.12	$0.21	$0.17	$0.28	$0.31	$0.38	$0.80

Notes:

(a) Assumes the new storage tanks to be constructed in Gujiao City, Shanxi province are placed in service as of January 1, 2010.

Investment Highlights

- **Strong Balance Sheet**

Summary Balance Sheet
(US$ in Millions)

Assets	June 30, 2009 (unaudited)		June 30, 2008 (audited)		Liabilities and Stockholders' Equity	June 30, 2009 (unaudited)		June 30, 2008 (audited)	
Cash & Equivalents	$	7.0	$	9.0	Accounts Payable	$	1.0	$	-
Accounts Receivable		27.0		12.0	Accrued Payables		-		0.8
Inventories		14.0		29.0	Convertible Notes Payable, net		-		2.0
Advance to Suppliers		35.0		28.0	Taxes Payable		2.0		2.0
Total Current Assets		83.0		90.8	Total Current Liabilities	$	3.0	$	4.8
Land & Buildings		36.0		3.0	**Stockholders' Equity**				
Machinery & Equipment		5.0		3.0	Common Stock, APIC, Other Comp	$	24.0	$	19.0
Accumulated Depreciation		(4.0)		(4.0)	Retained Earnings		93.0		69.0
Total PP&E		37.0		2.0	Stockholders' Equity	$	117.0	$	88.0
Total Assets	$	120.0	$	92.8	Total Liabilities and				
Working Capital	$	80.0	$	86.0	Stockholders' Equity	$	120.0	$	92.8

Investment Highlights

- **Business Strategy**

  - Key components of the Company's business strategy include:

    - Pursue internal growth by attracting new customers through competitive pricing, timely delivery, and the highest quality products, and

    - Pursue internal growth by expanding the Company's product storage capacity, and

    - Expand geographically.

Investment Highlights

- **Geographic Expansion**

  ▪ Longwei expanded its finish oil distribution / wholesale business into the nearby city of Gujiao City, which is located in Shanxi Province approximately 50 km from Taiyuan City and is considered to be a key industrial center in China for energy production.

  ▪ In January of 2009, Longwei purchased and is refurbishing fuel oil storage tanks with a capacity of 70,000 mt in Gujiao City:

  - Company purchased the tanks for $24 MM
  - Additional cost of refurbishing – approximately $10 MM
  - New tanks assumed to come online January 2010



  ▪ Longwei believes that there is significant demand in Gujiao City for finish oil distribution / wholesale services and that it will be able to achieve a significant share of this new market after its fuel oil storage tanks are built.

  ▪ The construction of the new 70,000 mt storage tanks will significantly increase Longwei's finish oil storage capacity and projected revenues beginning in FY 2010.

Corporate Structure


Longwei Petroleum Investment Holding Limited
(a Colorado corporation)
100%
Longwei Petroleum Investment Holding Limited
(a British Virgin Island corporation)
100%
Taiyuan Yahuan Energy Conversion Co., Ltd.
(a Chinese limited liability company)
100%
Taiyuan Longwei Economy & Trading Co., Ltd.
(a Chinese limited liability company)

- July 1995 - Taiyuan Longwei founded July 1995.
- March 2000 - Longwei Petroleum Investment Holding Limited ("Longwei Petroleum") incorporated in Colorado under the name Tabatha II, Inc.
- April 2006 - Longwei Petroleum Investment Holding Limited ("Longwei Petroleum BVI") incorporated in the British Virgin Islands and acquires 100% of Taiyuan Yahuan Energy Conversion Co., Ltd. and its subsidiary.
- October 2007 – Longwei Petroleum, a Colorado corporation (formerly known as Tabatha II, Inc.) acquires 100% of Longwei Petroleum BVI in a "reverse merger" transaction. The shareholders of Longwei Petroleum BVI received 69 million shares of common stock in Longwei Petroleum, a Colorado corporation, representing 92% of the Company's outstanding share capitalization.

Facilities

- Longwei currently owns an ISO9001: 2000 certified fuel & petroleum product storage facilities with 14 storage tanks with a total capacity of 50,000 metric tons (mt).

- Longwei has specially designated railroad and stacking bays for its supply and sale transportations.

- In January of 2009, Longwei purchased and is refurbishing fuel oil storage tanks with a capacity of 70,000 mt in Gujiao City.


Storage Units


Stacking Bays

Product Lines

- Longwei distributes petroleum products to wholesalers as well as to retail and commercial customers in Shanxi Province. Sales by product line in fiscal 2008 are summarized below:



Longwei Gasoline Station

Total Revenues by Products	FY 2009	
	USD	% of Total
Diesel	92,704,128	47.1%
Gasoline	80,420,802	40.9%
Fuel Oil	5,987,555	3.04%
Kerosene	6,078,861	3.09%
Subtotal - Petroleum Products Revenues	185,191,347	94.1%
Agency fee	11,619,715	5.9%
Total Revenues	196,811,062	100.0%

- Agency fees are earned for purchasing petroleum products from refineries on behalf of wholesalers who lack the necessary licenses to make such purchases directly themselves.



Railroad Station

Longwei Suppliers

- Longwei purchases diesel, gasoline, fuel oil and kerosene directly from oil refiners and other suppliers with whom the Company believes it has excellent relations.

- Since inception, Longwei has not experienced any difficulty in obtaining finished goods or raw materials essential to its business.

Suppliers Representing More Than 10% of Longwei's FY 2009 Purchasing Volume	Fiscal Year Ending June 30,		
	2009	2008	2007
Panjin Jinjiang Oil Chemical Co. Ltd.	16%	22.0%	7.0%
Tuha Oil Exploring and Exploiting Headquarters	0%	13.0%	20.0%
Tianjin Dagang Jingyu Industry Co. Ltd.	11%	13.0%	9.0%
Lanxing	17%	0.0%	0.0%
Guangzhou Tenghao	11%	0.0%	0.0%
Yanlian Industry Group Selling Division	19%	11.0%	26.0%
	74.0%	59.0%	62.0%

Longwei Customers

- In FY 2008, coal plants and other power supply companies represented approximately 35% of total revenues, large scale gas stations 55%, and small independent gas stations 10%. However the Company's strategy is to increase its sales to coal plants and other power supply companies. As a result, Longwei expects that sales to coal plants and other power supply companies as a percent of total sales will increase in FY 2009 and future years.




Sales and Marketing

Direct Marketing : Longwei employs its own sales and marketing staff to directly establish the distribution and sales networks with its customers. Its sales representatives regularly visit gas stations and fuel oil consumption intensive enterprises within its distribution footprint.

Referrals: Referrals from existing customers continue to be a strong source of new customers.

Major New Customer: In December 2008, Longwei announced that it had executed a Purchase and Sale Agreement with Taiyuan Coal Gasification Group Rail Transport Company, pursuant to which Taiyuan agreed to purchase 30,000 metric tons of finished oil products from Longwei Petroleum to be delivered in 2009. Valued at an estimated US$24.1 million, the order represents one of the largest single contracts in Longwei's history.



Distribution Footprint Covered by Longwei's Storage Locations

Government Licensing

- Longwei has been granted a Level 1 Finish Oil Wholesale license by the P.R.C. which allows the Company to engage in the wholesale/distribution business of gasoline, fuel oil and diesel oil.

- Longwei is one of 17 private entities in Shanxi Province that have a Finish Oil Wholesale license of which only five of the private entities, including the Company, have their own storage capability.

- The Company believes that it is difficult for other potential competitors to obtain Finish Oil Wholesale licenses, thereby acting as a barrier to entry for potential competitors seeking to enter the Shanxi Province market.

Management

<u>Cai Yongjun - Chairman and Chief Executive Officer</u>
- CEO of Taiyuan Longwei since its founding in 1995
- Has over 12 years experience in the trading, storage and handling of petroleum products
- Attended Shanxi University where he majored in business administration

<u>Xue Yongping – Secretary and Treasurer</u>
- Secretary and Treasurer of Taiyuan Longwei since November 1998
- Previously served as Deputy General Manager of Taiyuan Hua Xin Trading Company, a fuel oil distributor/wholesaler
- Received law degree from Shanxi Law School

<u>James Crane – Chief Financial Officer</u>
- Named Chief Financial Officer on June 30, 2009
- Certified Public Accountant
- Trained at a Big Four accounting firm in the US
- Has served as Chief Financial Officer of a variety of publicly-traded companies, including companies operating exclusively in the People's Republic of China

Summary Financial Information

Summary Operating Results (US$ in Millions)	2005 (audited)	2006 (audited)	2007 (audited)	2008 (audited)	2009 (unaudited)	2010 (a) (projected)	2011 (projected)
	Fiscal Year Ended June 30						
Total Revenues	$40.9	$93.1	$93.8	$143.8	$196.8	$258.5	$449.3
Percent Change	*na*	*127.6%*	*0.8%*	*53.3%*	*36.9%*	*31.4%*	*128.3%*
Gross Profit	$12.7	$22.3	$18.2	$37.0	$40.7	$49.5	$104.5
Profit Margin	*31.1%*	*24.0%*	*19.4%*	*25.7%*	*20.7%*	*19.1%*	*23.3%*
EBITDA	$12.6	$22.2	$18.1	$30.7	$35.9	$47.4	$102.0
EBITDA Margin	*30.8%*	*23.8%*	*19.3%*	*21.3%*	*18.2%*	*18.3%*	*22.7%*
Operating Profit	$12.3	$21.8	$17.7	$31.2	$35.5	$46.0	$100.6
Operating Profit Margin	*30.1%*	*23.4%*	*18.9%*	*21.7%*	*18.0%*	*17.8%*	*22.4%*
Net Income	$8.3	$14.7	$12.0	$20.7	$23.9	$31.0	$75.6
Net Income Margin	*20.3%*	*15.8%*	*12.8%*	*14.4%*	*12.1%*	*12.0%*	*16.8%*
Earnings per Share	$0.12	$0.21	$0.17	$0.28	$0.31	$0.38	$0.80

Notes:
(a) Assumes the new storage tanks to be constructed in Gujiao City, Shanxi province are placed in service as of January 1, 2010.

Summary of Fully Diluted Shares Outstanding (MM)

Current Common Shares Outstanding	82.0	(a)
Common Shares Issuable Upon		
Conversion of Convertible Notes Payable	3.0	(b)
Warrants Outstanding	4.0	(b)
Fully Diluted Shares Outstanding (MM)	89.0	

(a) As of June 30, 2009
(b) In December 2007, the Company issued a $2.1 million 8% convertible note with a conversion price of $.70. As of June 30, 2009, a total of $1.3 million of this debt was converted. The convertible note holders also received 2.7 million warrants with an exercise price of $0.70 that expire in 2012 and 2014, respectively.

Summary Balance Sheet
(US$ in Millions)

Assets	June 30, 2009 (unaudited)	June 30, 2008 (audited)	Liabilities and Stockholders' Equity	June 30, 2009 (unaudited)	June 30, 2008 (audited)
Cash & Equivalents	$ 7.0	$ 9.0	Accounts Payable	$ 1.0	$ -
Accounts Receivable	27.0	12.0	Accrued Payables	-	0.8
Inventories	14.0	29.0	Convertible Notes Payable, net	-	2.0
Advance to Suppliers	35.0	28.0	Taxes Payable	2.0	2.0
Total Current Assets	83.0	90.8	Total Current Liabilities	$ 3.0	$ 4.8
Land & Buildings	36.0	3.0	Stockholders' Equity		
Machinery & Equipment	5.0	3.0	Common Stock, APIC, Other Comp	$ 24.0	$ 19.0
Accumulated Depreciation	(4.0)	(4.0)	Retained Earnings	93.0	69.0
Total PP&E	37.0	2.0	Stockholders' Equity	$ 117.0	$ 88.0
Total Assets	$ 120.0	$ 92.8	Total Liabilities and		
Working Capital	$ 80.0	$ 86.0	Stockholders' Equity	$ 120.0	$ 92.8

Summary Common Stock Ownership
As of June 30, 2009

	Primary Shares (MM)	Fully Diluted Shares (MM)
Cai Yongjun, CEO	34.5	34.5
Xue Yongping, Treasurer	34.5	34.5
Subtotal - Mgmt. Shares	69.0	69.0
Restricted Stock	4.0	4.0
Convertible Debt	0.0	1.3
Warrants	0.0	3.1
Shares in Float	9.0	12.9
Total Common Shares	82.0	90.3
% of Total Owned by Mgmt	84%	76%

This financial information is qualified in its entirety by the financial information contained in the Company's public filings with the SEC.

Summary

- A leading wholesaler / distributor of diesel, gasoline, fuel oil and kerosene in Taiyaun City, Shanxi Province, Peoples Republic of China.

- Business founded 1995. Has a very strong competitive position in its geographic marketplace in Shanxi Province with 50,000 metric tons (mt) of storage tank capacity.

- Revenues have increased at a 48+% CAGR% in recent years due to strong increases in demand for diesel and gasoline in Shanxi Province.

- Highly profitable with unaudited FY 2009 Revenues, Operating Profit and Net Income of $197.0 MM, $35.0 MM and $24.0 MM, respectively.

- Operating Profit is projected to increase to $46.0 MM in FY 2010 (as the new storage tanks are expected to be placed into service during the second half of the fiscal year).

- Strong balance sheet with Stockholders' Equity of $117.0 MM and no long-term debt or other long-term liabilities as of June 30, 2009.

- Management currently owns 84% of current shares outstanding (82 MM shares) and 76% of fully-diluted shares outstanding (90.3 MM shares).

- U.S. Company with 100% of assets and operations in China.

- Common stock traded on Over-the-Counter Bulletin Board (OTCBB: LPIH).